NEWS RELEASE

December 31, 2018

 Nevsun Announces New Directors and Executive Management Changes

Vancouver, BC – With the acquisition of Nevsun Resources Ltd. (TSX: NSU) (NYSE AMERICAN: NSU) (“Nevsun”) by Zijin Mining Group Co. Ltd., Nevsun announces the following immediate appointments as directors to the board: Qixue Fang, Xian Jian Guo, Qiang Liu, Harry Zheng Tian and Kaihui Yang, and the following as executive officers: Xian Jian Guo as Chief Executive Officer and Xuelin Cai as Chief Financial Officer.

As a result, the following individuals have resigned as directors: Ian Pearce, Ian Ashby, Geoff Chater, Anne Giardini, Peter Kukielski, Stephen Scott and David Smith. The following executive officers have also resigned: Peter Kukielski, Chief Executive Officer, Ryan MacWilliam, Chief Financial Officer, Joseph Giuffre, Chief Legal Officer, Scott Trebilcock, Chief Development Officer, and Marc Blythe, Vice President, Corporate Development.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a joint venture with Freeport-McMoRan Exploration Corporation ("Freeport") which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.

NEVSUN RESOURCES LTD.
       “Xian Jian Guo”
Xian Jian Guo
Chief Executive Officer

FOR FURTHER INFORMATION:
David Jan
Nevsun Investor Relations
Tel: +1 604 623 4700
Toll free: 1 888 600 2200
Email: IR@nevsun.com